September 22, 2017

VIA EDGAR

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund Series Trust; File Nos. 811-21872 and 333-132541

Dear Ms. Brutlag:

On July 14, 2017, Mutual Fund Series Trust (the “Trust” or the “Registrant”) filed an amendment to the Trust’s registration statement on Rule 485(a) (the “Registration Statement”) in connection with the registration of the Eventide Global Dividend Opportunities Fund (the “Fund”), a series of the Trust. On August 28, 2017 you provided oral comments to Emily Little. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Registrant will file an amended Registration Statement pursuant to Rule 485(b) reflecting these changes.

Comment 1. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 2. The Fund’s strategy disclosure provides that “[t]he Adviser has the ability to write put options on stocks deemed to be attractive purchases at lower price levels.” Please revise the “Options Risk” disclosure to also discuss the risk of writing uncovered puts. Additionally, please consider revising the referenced strategy disclosure for clarity.

Response. Registrant has revised the “Options Risk” disclosure as follows:

Options Risk. There are risks associated with the sale and purchase of call and put options. As the seller (writer) of a covered call option, the Fund assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise option price because the Fund will no longer hold the underlying security. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option. The use of derivative instruments, such as options, involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments, including the risk that the counterparty to an options transaction may not fulfill its contractual obligations.

Additionally, Registrant has revised the referenced strategy disclosure as follows:

The Adviser has the ability to write put options on stocks that it has deemed to be attractive purchases at lower price levels.

Comment 3. In the “Class A Sales Charge Waivers” disclosure, please name all parties that have entered into these contracts. This can be addressed in the Appendix A.

Response. Registrant has revised the disclosure as follows:

Class A Sales Charge Waivers. The Fund may sell Class A shares at NAV (i.e. without the investor paying any initial sales charge) to certain categories of investors, including: (1) investment advisory clients or investors referred by the Fund’s adviser or its affiliates; (2) officers and present or former Trustees of the Trust; directors and employees of selected dealers or agents; the spouse, sibling, direct ancestor or direct descendant (collectively “relatives”) of any such person; any trust, individual retirement account or retirement plan account for the benefit of any such person or relative; or the estate of any such person or relative; if such shares are purchased for investment purposes (such shares may not be resold except to the Fund); (3) the Fund’s adviser or its affiliates and certain employee benefit plans for employees of the Fund’s investment adviser; (4) fee-based financial planners and registered investment advisers who are purchasing on behalf of their clients where there is an agreement in place with respect to such purchases; (5) registered representatives of broker-dealers who have entered into selling agreements with the Fund’s adviser for their own accounts; and (6) participants in no-transaction-fee programs of broker dealers that that have entered into an agreement with the Fund, Advisor or Distributor with respect to such purchases.

For more information regarding which intermediaries may have agreements with the Fund or distributor and their policies and procedures with respect to purchases at NAV, see Appendix A to this prospectus, titled “Intermediary-Specific Sales Charge Reductions and Waivers”.

Comment 4. Please add redemption disclosure as required by Section 11(c)(8) noting the methods used to meet redemption requests.

Response. Registrant has revised the “Additional Information” portion of the HOW TO REDEEM SHARES section of the prospectus as follows:

Additional Information. If you are not certain of the requirements for redemption please call the transfer agent at 1-877-771-3836. Redemptions specifying a certain date or share price cannot be accepted and will be returned. You will be mailed the proceeds on or before the fifth business day following the redemption. The Fund typically expects to pay redemptions from cash, cash equivalents, proceeds from the sale of fund shares, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions. You may be assessed a fee if the Fund incurs bank charges because you request that the Fund re-issue a redemption check. Also, when the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing or under any emergency circumstances, as determined by the Securities and Exchange Commission, the Fund may suspend redemptions or postpone payment dates.

Comment 5. Please confirm that the disclosures included in Appendix A includes all intermediaries offering sales charges and waivers and that “waiver” as used in this document refers to a full waiver and not a partial waiver.

Response. Registrant confirms that the disclosures included in Appendix A includes all intermediaries offering sales charges. As indicated in the Appendix A, some of the waivers are partial such as in “Front-end load Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent” as breakpoints are for anywhere from partial to full waivers depending on the amount invested.

Comment 6. Please revise the first sentence in the second paragraph of Appendix A to clarify that each Financial Intermediary provides its own information.

Response. Registrant has revised the referenced disclosure as follows:

Each Financial Intermediary provided the ~~The~~ information below with respect to its policies and procedures regarding sales charge reductions and waivers. ~~was provided by the Financial Intermediary.~~

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If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little